Filed Pursuant to Rule 433

Registration No. 333-114410

Washington Real Estate Investment Trust

$100,000,000

5.950% SENIOR NOTES DUE JUNE 15, 2011

FINAL TERMS AND CONDITIONS

Issuer:	Washington Real Estate Investment Trust
Ratings:	Baa1 Moody’s / A- S&P
Trade date:	June 1, 2006
Settlement date:	June 6, 2006
Maturity date:	June 15, 2011
Minimum denominations:	$1,000 x $1,000
Total principal amount:	$100,000,000
Benchmark Treasury:	4.875% due May 31, 2011
Benchmark Treasury yield:	5.031%
Re-offer spread:	+ 93 bps
Re-offer yield to maturity:	5.961%
Coupon:	5.950%
Public offering price:	99.951
Net proceeds to issuer:	$99,351,000
Interest payment dates:	June 15 and December 15, commencing on December 15, 2006
Day count:	30 / 360
Redemption provisions	Make-whole call at any time based on US Treasury plus 15 basis points
CUSIP:	939653AH4
Sole Bookrunner:	Credit Suisse Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Washington Real Estate Investment Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Washington Real Estate Investment Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.